SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of March 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated March 21, 2002

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.
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PRESS RELEASE                                     FOR IMMEDIATE PUBLICATION

            CGI's Indian-based application development centers obtain
                    highest quality standards - CMM Level 5

Bangalore, India, March 21, 2002 - CGI Group Inc. (NYSE: GIB; TSE: GIB.A) (CGI) is pleased to announce that their Indian-based application development centers, located in Bangalore and Mumbai, have both obtained the highest quality level rating of the Software Engineering Institute's (SEI) Capability Maturity Model (CMM Level 5) for their software process capability. The CMM describes the principles and practices underlying software process maturity. It covers practices for planning, engineering, and managing software development and maintenance. The CMM was created by SEI, based in Carnegie Mellon University in Pittsburgh, PA, in order to help organizations gain control of their processes for developing and maintaining software and promoting a culture of software engineering and management excellence in their operations.

The CMM establishes a benchmark against which it is possible to assess, in a repeatable way, the maturity of an organization's software process and compare it to the state of the practice of the industry. The CMM can also be used to plan improvements in an organization's software process. When followed, these key practices improve the ability of organizations to meet goals for cost, schedule, functionality, and product quality.

Quality processes have always been at the forefront of CGI's operations. In 1994, CGI became the first information technology company in North America to become ISO 9001 certified for its Project Management Framework. In 2000, CGI's India operations were assessed at CMM Level 4 and today, CGI India achieved a Level 5 rating for its ability to focus the entire organization on continuous process improvement.

Santosh Bhargava, managing director, CGI's India operations said: "By achieving a level 5 rating, we are confirming our commitment to provide best-in-class services to our customers. Adherence to the processes defined in our quality management system has become second nature to CGI's professionals. We are pleased that CGI's capability to provide software services of the highest quality using software engineering practices and advanced management techniques has been recognized by the SEI."

Over 500 professionals work in CGI India's software development centres. In the technical arena, the experience of its offshore team ranges from mainframes to e-business and from design to implementation and maintenance. The team's business expertise spans several industries, including insurance, banking, manufacturing, retail and healthcare. The team has also leveraged its technical and business expertise to establish centres of expertise in key areas, including component-based development, insurance (life and P&C), e-CRM, e-business and retail.
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CGI's  delivery  centres  are linked by a global  communications  infrastructure consisting of satellite technology, fibre optic communication networks using multiple telecommunication service providers. These networks permit real-time links between onsite and offsite project teams and also ensure business continuity.

Satish Sanan, president, US and Asia Pacific, for CGI added: "We are all very proud of this achievement as only a handful of companies in the world have earned this top quality level rating. Our team brings with it impressive business and technical qualifications. Our offshore services offer clients an advantageous way of meeting their IT business goals with a proven global delivery model."

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.1 billion). CGI's order backlog currently totals US$5.75 billion (CDN$9.2 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-



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For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-8094, # 210

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CGI GROUP INC.
                                            (Registrant)


Date:    March 21, 2002                 By /s/ Paule Dore
                                           Name:   Paule Dore
                                           Title:  Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary